

September 27, 2016

Michael Tao Song
Chairman of the Board
Sky-mobi Limited
10/F Building B, United Mansion
No. 2 Zijinghua Road
Hangzhou, Zhejiang 310013
People's Republic of China.

Re: Sky-mobi Limited
Schedule 13E-3
File No. 005-85980
Filed September 6, 2016, by Sky-mobi Limited, et al.

Dear Mr. Song:

We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Under the subheading titled "Introduction," please revise the typographical error to expressly indicating that the transaction statement is being filed pursuant to "Rule 13e-3."

    Reasons for the Merger and Recommendation of the Special Committee and the Board, p. 32

2. Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board in making its fairness determination on behalf of the issuer. Refer to Instruction 2 to Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Opinion of the Special Committee's Financial Advisor, page 43

3. Please describe the method of selecting Roth as financial advisor to the Special Committee and Sky-mobi's Board of Directors. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(3) of Regulation M-A.

4. Please quantify the fee paid or to be paid to Roth and identify any contingencies to which the payment of the fee may be expressly subject. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(4) of Regulation M-A.

Primary Benefits and Detriments of the Merger, page 53

5. We noticed that the issuer has sustained net operating losses in each of the last two fiscal years. Please specify the constituency, if any, that is expected to become the beneficiary of Sky-mobi's future use of net operating loss carryforwards, and quantify that benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

6. Revise to indicate explicitly, if true, that the Buyer Group will become the direct beneficiaries of the cost savings associated with Sky-mobi's no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose the estimated future savings available to the issuer that are directly attributable to bypassing these compliance costs. Please indicate these savings, which have been generally described as costs associated with regulatory filings, will be realized on an annual, recurring basis.

Financial Information, page 98

7. Item 13 of the Schedule 13E-3 indicates that financial information has been incorporated by reference. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure appears incomplete, please revise to provide summary financial information that complies fully with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared, and the balance sheet must be summarized in accordance with Item 1-02(bb) of Regulation S-X. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

8. Advise us, with a view toward revised disclosure, whether or not book value per share has been computed as of the date of the most recent balance sheet. See Item 1010(c)(5) of Regulation M-A.

Exhibit (c)(2)

9. We noticed the disclosure that indicated that, "[t]he presentation has been provided to the Special Committee by Roth and may not be used or relied upon by another other person without the written consent of Roth." Other language restricts the use of the information produced by Roth, and states that "…Roth does not take any responsibility for the accuracy and completeness of any of the information included in [the] presentation if used by persons other than the Special Committee." Please revise the disclosure statement to be mailed to shareholders to state, if true, that Roth has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. The disclosure that appears in Annex C regarding the consent that has been granted is limited to the opinion and does not extend to the exhibit filed to the Schedule 13E-3. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the filing's disclosure;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Richard Vernon Smith, Esq.
Jeffrey J. Sun, Esq.
Shuang Zhao, Esq.
Fang Xue, Esq.